February 19, 2021

VIA EDGAR
==========
Ms. Mindy Rotter, Esq., CPA
Division of Investment Management

Disclosure Review and Accounting Office
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re:	Griffin Institutional Access Credit Fund (File No. 811-23159)

Griffin Institutional Access Real Estate Fund (File No. 811-22933)

Dear Ms. Rotter:

This letter responds to oral comments made pursuant to Section 408 of the Sarbanes-Oxley Act of 2002 by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission in a telephone conversation with the undersigned regarding: the Certified Shareholder Report on Form N-CSR for the fiscal year ended September 30, 2020 (the “Real Estate Fund Annual Report”) of Griffin Institutional Access Real Estate Fund (the “Real Estate Fund”); and the Certified Shareholder Report on Form N-CSR for the fiscal year ended December 31, 2019 (the “Credit Fund Annual Report”) of Griffin Institutional Access Credit Fund (the “Credit Fund”). (The Real Estate Fund and the Credit Fund each may be referred to herein as a “Registrant.”)

For your convenience, the substance of each of the Staff’s comment has been restated below. The response of each Registrant response to the comment immediately follows the restated comment.

1.	Comment: Please update EDGAR for each Registrant to reflect all share classes and ticker symbols offered by each Registrant.

Response: Given that each Registrant has filed a registration statement on Form N-2, the additional requested information with respect to the share classes and associated ticker symbols offered by each Registrant cannot be added to EDGAR due to operational limitations associated with the EDGAR system.

2.	Comment: The total return of the Class I Shares of the Credit Fund, as cited in the Management Discussion of Fund Performance section of the Credit Fund Annual Report (the “MDFP”), is 11.00% which differs from the 11.04% total return presented in the Financial Highlights section of the Credit Fund Annual Report. Please explain the reason for the difference. Going forward, please confirm that any such difference will be explained in the MDFP section of subsequent annual and semi-annual reports filed by the Credit Fund.

Greenberg Traurig, LLP | Attorneys at Law Terminus 200 Building | 3333 Piedmont Road NE, Suite 2500 | Atlanta, Georgia 30305 | T +1 678.553.2100 | F +1 678.553.2212

www.gtlaw.com

Ms. Mindy Rotter, Esq., CPA
Securities and Exchange Commission

February 19, 2021

Response: The 0.04% difference between the total return presented in the MDFP as compared to the total return presented in the financial highlights section of the Credit Fund Annual Report is attributable to valuation updates to certain of the Level 3 securities held by the Credit Fund and which are reflected in the financial highlights. While the first endnote to the MDFP alerts the reader to the possibility of differences between the performance information presented in the MDFP and the financial highlights which are calculated in accordance with U.S. GAAP, the Credit Fund will explain the reason for any such differences with greater specificity in subsequent semi-annual and annual reports.

3.	The Staff noted that the Credit Fund Annual Report states that the Credit Fund is “non-diversified” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”); however, the prospectus of the Credit Fund dated April 30, 2020 (the “Prospectus”) describes the Credit Fund as being “diversified” for purposes of the 1940 Act.

a.	Comment: Please clarify whether the Credit Fund is diversified or non-diversified and the reason for the discrepancy.

Response: At the outset of operations, the Credit Fund was intended to operate as a non-diversified fund for purposes of the 1940 Act; however, over the course of the life-cycle of the Credit Fund, the Credit Fund has maintained a diversified portfolio. It is our understanding that the Staff has taken the position that an investment company registered as non-diversified, but which in fact operates as a diversified company for more than three years, has changed its status to that of a diversified company. Given that the Credit Fund was completing its third full year of operations, the Prospectus was updated to reflect the diversified status of the Credit Fund. Nonetheless, at the time that the Credit Fund Annual Report was filed, the Credit Fund continued to be registered as non-diversified for purposes of the 1940 Act. Thus, the discrepancy is the result of the timing of the filing of the Credit Fund Annual Report, as compared to the Prospectus. As noted in the Prospectus, the Credit Fund is diversified for purposes of the 1940 Act.

b.	Comment: Please explain why the Credit Fund Annual Report, while noting that the Credit Fund is non-diversified for purposes of the 1940 Act, does not contain disclosure related to the risk associated with the non-diversified status of the Registrant.

Response: The Credit Fund acknowledges that the Credit Fund Annual Report did not contain disclosure related to the risk associated with a non-diversified investment company. While such risk disclosure arguably was appropriate given the statement in the Credit Fund Annual Report that the Credit Fund was non-diversified, as a practical matter, the Credit Fund was operating as a diversified fund during the period covered by the Credit Fund Annual Report which was reflected in the Prospectus. Thus, the risk that such disclosure was intended to address was unlikely to be realized.

Greenberg Traurig, LLP | Attorneys at Law Terminus 200 Building | 3333 Piedmont Road NE, Suite 2500 | Atlanta, Georgia 30305 | T +1 678.553.2100 | F +1 678.553.2212

www.gtlaw.com

Ms. Mindy Rotter, Esq., CPA
Securities and Exchange Commission

February 19, 2021

c.	Comment: Please explain why the Prospectus, while noting that the Credit Fund is diversified for purposes of the 1940 Act, contains a single reference to “Issuer and Non-Diversification Risk”, which is not elsewhere defined or referenced in the Prospectus.

Response: The Credit Fund acknowledges that the Prospectus included as part of the filing made pursuant to Rule 486(b) under the Securities Act of 1933, as amended (the “1933 Act”), on April 29, 2020 contained a single reference to “Issuer and Non-Diversification Risk” as legacy disclosure that was inadvertently not removed as part of the updating process. The foregoing notwithstanding, the Registrant identified the errant legacy disclosure and filed a corrected form of the Prospectus without any reference to Issuer and Non-Diversification Risk as part of a subsequent filing made pursuant to Rule 497 under the 1933 Act. The version of the Prospectus filed as part of the Rule 486(b) filing on April 29, 2020 was never distributed to shareholders or potential shareholders.

d.	Comment: The Staff notes that the Credit Fund appears to be operating as a diversified fund for purposes of the 1940 Act. To the extent that the Credit Fund has been operating as a diversified fund for more than three years, please confirm that shareholder approval will be obtained prior to the Credit Fund operating as a non-diversified fund.

Response: The Credit Fund hereby confirms that shareholder approval will be obtained prior to the Credit Fund seeking to operate as a non-diversified fund.

4.	Comment: Please confirm in correspondence that no component of accrued expenses or other liabilities should be separately classified on the statement of assets and liabilities contained in the Real Estate Fund Annual Report.

Response: No component of accrued expenses or other liabilities presented on the statement of assets and liabilities contained in the Real Estate Fund Annual Report should be separately classified.

5.	The Staff noted that the Real Estate Fund made a distribution that included a return of capital. Please confirm that:

Greenberg Traurig, LLP | Attorneys at Law Terminus 200 Building | 3333 Piedmont Road NE, Suite 2500 | Atlanta, Georgia 30305 | T +1 678.553.2100 | F +1 678.553.2212

www.gtlaw.com

Ms. Mindy Rotter, Esq., CPA
Securities and Exchange Commission

February 19, 2021

a.	Comment: Going forward, for periods during which a distribution was made that includes a return of capital, the Real Estate Fund will include a discussion of the distribution policy of the Real Estate Fund in the MDFP.

Response: The Real Estate Fund hereby confirms that it will include a discussion of the distribution policy of the Real Estate Fund in the MDFP for any future periods during which a distribution included a return of capital.

b.	Comment: That no reference to yield or dividend will be made when describing distributions that include a return of capital in the Real Estate Fund’s marketing materials, financial statement disclosures or website disclosures, as such disclosure may be deemed to be misleading.

Response: The Real Estate Fund hereby confirms that no reference to yield or dividend will be made when describing distributions that include a return of capital in the Real Estate Fund’s marketing materials, financial statement disclosures or website disclosures.

c.	Comments: The Real Estate Fund has complied with the shareholder notice requirements as set forth in Section 19(a) of the 1940 Act.

Response: The Real Estate Fund hereby confirms that it has complied with the shareholder notice requirements set forth in Section 19(a) of the 1940 Act, as clarified by applicable interpretive and other guidance provided by the Staff.

* * *

If you have any questions or comments, please contact the undersigned at 678.553.7338.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis

Greenberg Traurig, LLP | Attorneys at Law Terminus 200 Building | 3333 Piedmont Road NE, Suite 2500 | Atlanta, Georgia 30305 | T +1 678.553.2100 | F +1 678.553.2212

www.gtlaw.com